

07003664

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FUNDS & TRUSTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 SOUTH MAIN STREET, SUITE 100
(No. and Street)

SALT LAKE CITY (City) UT (State) 84115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD M. TAGGART (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, VANCE & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. LION LANE, SUITE #220 (Address) SALT LAKE CITY (City) UT (State) 84121 (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
202

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountants	1
Oath or Affirmation to Financial Statements	2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Notes to Financial Statements	7-10
Supplementary Information	
Computation of Net Capital and Reconciliation to Respondent's Computation	11
Computation of Aggregate Indebtedness	12
Exemptive Provision Under Rule 15c3-3	13
Independent Certified Public Accountants' Supplementary Report on Internal Accounting Control	14-15

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Funds and Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2006, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

February 26, 2007
Salt Lake City, Utah

AMERICAN FUNDS AND TRUSTS, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

I, Richard M. Taggart, President of American Funds and Trusts, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to American Funds and Trusts, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Richard M. Taggart
President

Subscribed and sworn to before me this
28 day of February, 2007


NOTARY PUBLIC
JOY S. PAYNE
3030 So. Main St., Ste. 100
Salt Lake City, Utah 84115
My Commission Expires
December 11, 2008
STATE OF UTAH



Notary Public
Residing in Salt Lake County, Utah

My Commission Expires 12/11/08

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets:	
Cash and cash equivalents	$ 207,816
Commissions receivable	38,304
Refundable income taxes	888
Total current assets	247,008
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $54,629	5,651
Total Assets	$ 252,659

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 73,574
Accrued commissions to registered representatives	48,256
Accrued expenses and other payables	2,809
Income taxes payable	458
Total current liabilities	125,097
Long-term liabilities:	
Deferred income taxes payable	300
Total liabilities	125,397
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 123,168 shares issued	123,168
Additional paid-in capital	44,409
Accumulated (deficit)	(39,315)
	128,262
Less: 1,000 shares of treasury stock, at cost	(1,000)
Total stockholders' equity	127,262
Total Liabilities and Stockholders' Equity	$ 252,659

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 627,434
Administration fees	2,955
Interest income	12,548
Total revenue	642,937
Expenses:	
Commissions, salaries and payroll taxes	550,789
Occupancy and equipment	47,886
Communications	14,921
Professional fees	14,100
Regulatory fees	5,060
Other	4,552
Total expenses	637,308
Income before income tax expense	5,629
Income tax (expense)	(707)
Net income	$ 4,922

The accompanying notes are an integral
part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 4,922
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	4,713
Change in deferred income taxes	(700)
Changes in assets and liabilities:	
(Increase) in commissions receivable	(1,528)
Decrease in other receivable	836
Decrease in refundable income taxes	949
(Decrease) in commissions due to officers and directors	(12,203)
Increase in commissions due to registered representatives	13,459
Increase in accounts payable and accrued expenses	31
Increase in accrued income tax payable	358
Net cash provided by operating activities	10,837
Cash Flows From Investing Activities:	
Purchase of office equipment	(4,330)
Net cash (used in) investing activities	(4,330)
Cash Flows From Financing Activities:	--
Net increase in cash	6,507
Cash and cash equivalents, beginning of year	201,309
Cash and cash equivalents, end of year	$ 207,816

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ 100
Interest	$ --

Schedule of non-cash transactions:

A fixed asset with a cost and accumulated depreciation of $3,118 was disposed of during the year ended December 31, 2006. No proceeds on disposal were received.

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated (Deficit)	Total
Balances, January 1, 2006	$ 123,168	$ 44,409	$ (1,000)	$ (44,237)	$ 122,340
Net income	--	--	--	4,922	4,922
Balances, December 31, 2006	$ 123,168	$ 44,409	$ (1,000)	$ (39,315)	$ 127,262

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

b. Revenue Recognition

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

e. Cash and Cash Equivalents

The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

f. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense is provided based upon the financial statement earnings of the Company. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effect of this difference is reported as deferred income taxes in the financial statements.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from mutual fund companies and other broker dealers, for commissions earned through December 31, 2006. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 56,301
Leasehold improvements	3,979
Total	60,280
Less accumulated depreciation	(54,629)
Fixed assets, net	$ 5,651

Depreciation expense for the year ended December 31, 2006 was $4,713.

4. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation.

Income tax expense consists of the following:

Current year income taxes due:	
Federal – net of excise tax refund of $313	$ 949
State	458
Total	1,407
Deferred taxes for current year timing differences	(700)
Total income tax expense	$ 707

Refundable income taxes consist of estimated tax payments in excess of amounts due which were applied from prior years.

The actual expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 15 percent as follows:

Computed "expected" Federal tax expense	$ 844
Computed "expected" state tax expense	281
State tax deduction on Federal return	(63)
Utilization of contribution carryover	(42)
Federal excise tax credit	(313)
Total income tax expense	$ 707

5. LEASE COMMITMENT FOR OFFICE SPACE

Upon the expiration of an operating lease agreement on April 30, 2006, the Company signed a new five year operating lease agreement for office space on May 11, 2006, which expires April 30, 2011. Total rent expense under the two agreements for 2006 was $30,600. Future minimum lease payments required by the new agreement for the next five years are:

2007	$ 30,292
2008	31,196
2009	32,132
2010	33,096
2011	11,140
Totals	$ 137,856

6. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2006, the Company's net capital was $103,183 which was $78,183 in excess of the $25,000 minimum required.

7. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

AMERICAN FUNDS AND TRUSTS, INC
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION

Stockholders' equity		$ 127,262
Nonallowable assets:		
12b-1 fees receivable in excess of commissions payable	$ 9,242	
Refundable income taxes	888	
Furniture, equipment and leasehold improvements, net	5,651	15,781
Net capital before haircuts on securities' positions		111,481
Haircuts on securities:		
Money market accounts		(8,298)
Net capital per audit		$ 103,183

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 116,256
Net decrease in stockholders' equity	(5,478)
Increase in nonallowable assets	(3,453)
Increase in haircut on securities' positions	(4,142)
Net capital per audit	$ 103,183

AMERICAN FUNDS AND TRUSTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006

Accrued commissions to officers and directors	$ 73,574
Accrued commissions to registered representatives	48,256
Other payables and accrued expenses	2,809
Income taxes payable	458
Total Aggregate Indebtedness	$ 125,097
Ratio of aggregate indebtedness to net capital	1.2:1

AMERICAN FUNDS AND TRUSTS, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2006

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ____________________	______
D.	Exempted by order of the Commission	______

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of American Funds and Trusts, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including its activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pritchett, Vance & Company, P.C.

February 26, 2007
Salt Lake City, Utah

END